787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 25, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Jason Fox

Re:	SEC Staff Financial Statement Review Comments for

Legg Mason Partners Variable Equity Trust (“Variable Equity Trust”) and

Legg Mason Partners Variable Income Trust (“Variable Income Trust”) (collectively, the “Trusts”)

Dear Mr. Fox:

This letter responds to the comments with respect to the annual reports and other filings for the above-referenced Trusts that you provided in a telephone conversation with the undersigned on March 8, 2013. For your convenience, the substance of the comments has been restated below. The Trusts’ responses to the comments are set out immediately under the restated comments.

Comment No. 1: The series and class identifiers on Edgar for both Trusts should be updated to identify inactive series. In particular, Legg Mason Western Asset Money Market Portfolio, Legg Mason Western Asset Variable Adjustable Rate Income Portfolio and Legg Mason Western Asset Variable Diversified Strategic Income Portfolio for Variable Income Trust and Legg Mason ClearBridge Variable Capital Portfolio and Legg Mason ClearBridge Variable Dividend Strategy Portfolio for Variable Equity Trust should be designated as inactive.

Response: The Trusts have updated their series and class identifiers on Edgar to identify all series that are inactive.

Comment No. 2: The inactive Portfolios noted above are still listed on the Legg Mason website with links to documents on the website, but those links are empty. The links should be removed.

Response: The inactive Portfolios have been removed from the Legg Mason website.

Comment No. 3: The summary prospectuses for the variable funds should include a website address for their statutory prospectuses that is specific enough to lead investors directly to the statutory prospectuses. The current address leads to the general Legg Mason page.

Response: The links have been fixed so that the website address leads investors directly to the page where investors can access the statutory prospectuses and other documents required to be accessible under Rule 498(e)(1) under the Securities Act of 1933.

The Trusts have authorized us to represent that, with respect to filings made by the Trusts with the Commission and reviewed by the Staff: (a) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments

NEW  YORK    WASHINGTON    PARIS     LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (c) the Trusts may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please contact me at 212-728-8558 with any questions you may have regarding these responses.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

cc:	Thomas C. Mandia, Legg Mason & Co., LLC

Rosemary D. Emmens, Legg Mason & Co., LLC

Richard F. Sennett, Legg Mason & Co., LLC

Barry N. Hurwitz, Bingham McCutchen LLP

Benjamin J. Haskin, Willkie Farr & Gallagher LLP